EXHIBIT 99.105

CONSENT OF DOUGLAS AUSTIN

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the “El Pilar NI 43-101 Technical Report” dated April 27, 2009 (the “El Pilar Report”), (2) the annual information form of the Corporation dated March 31, 2010 and (3) the annual information form of the Corporation dated March 31, 2011, which includes reference to my name in connection with information relating to the El Pilar Report and the properties described therein.

Date:  November 8, 2011

/s/ D. Austin Douglas Austin